UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

HERSHA HOSPITALITY TRUST

(Name of Issuer)

Class A Common Shares of Beneficial Interest, US$ 0.01 par value per share

(Title of Class of Securities)

427825104

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

August 4, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

SCHEDULE 13D

CUSIP No. 427825104	Page 2 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 11,909,587
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 11,909,587

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,909,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.68%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 427825104	Page 3 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 11,909,587
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 11,909,587

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,909,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.68%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 427825104	Page 4 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 11,909,587
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 11,909,587

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,909,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.68%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 427825104	Page 5 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 11,909,587
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 11,909,587

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,909,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.68%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 427825104	Page 6 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 11,909,587
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 11,909,587

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,909,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.68%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 427825104	Page 7 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dolphin Fund PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 11,909,587
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 11,909,587

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,909,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.68%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 427825104	Page 8 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 11,909,587
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 11,909,587

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,909,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.68%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 427825104	Page 9 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agrology S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 11,909,587
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 11,909,587

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,909,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.68%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 427825104	Page 10 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF – WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 11,909,587
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 11,909,587

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,909,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.68%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 427825104	Page 11 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 11,909,587
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 11,909,587

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,909,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.68%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 427825104	Page 12 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IRSA Inversiones y Representaciones S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 318,887
8. SHARED VOTING POWER 11,590,700
9. SOLE DISPOSITIVE POWER 318,887
10. SHARED DISPOSITIVE POWER 11,590,700

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,909,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.68%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 427825104	Page 13 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversora Bolívar S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 190,700
8. SHARED VOTING POWER 11,718,887
9. SOLE DISPOSITIVE POWER 190,700
10. SHARED DISPOSITIVE POWER 11,718,887

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,909,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.68%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 427825104	Page 14 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tyrus S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 11,909,587
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 11,909,587

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,909,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.68%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 427825104	Page 15 of 30 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Real Estate Investment Group L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 11,400,000
8. SHARED VOTING POWER 509,587
9. SOLE DISPOSITIVE POWER 11,400,000
10. SHARED DISPOSITIVE POWER 509,587

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,909,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.68%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 427825104	Page 16 of 30 Pages

Item 1.	Security and Issuer

This statement relates to the Class A Common Shares of Beneficial Interest, US$ 0.01 par value per share (the “Common Shares”), of Hersha Hospitality Trust (“HHT”), a Maryland real estate investment trust. The address of the principal executive offices of HHT is 510 Walnut Street, 9th Floor, Philadelphia, Pennsylvania 19106.

Item 2.	Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of the following companies, except for Agrology S.A., Inversora Bolívar S.A. and Real Estate Investment Group LP:

(i)	IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)	Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, a stock corporation organized under the laws of the Republic of Argentina (“Cresud”);

(iv)	Agrology S.A., a stock corporation organized under the laws of the Republic of Argentina (“Agrology”);

(v)	Consultores Assets Management S.A., a limited liability company organized under the laws of Argentina (“CAM”);

(vi)	Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(vii)	Consultores Venture Capital Uruguay S.A., a limited liability company organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(viii)	Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment”);

(ix)	Dolphin Fund PLC, a limited liability company organized under the laws of the Isle of Man (“Dolphin”);

(x)	Inversora Bolívar S.A., a stock corporation organized under the laws of the Argentina(“IBOSA”),

(xi)	Tyrus S.A., a stock corporation organized under the laws of the Republic of Uruguay, who serves as general partner of Real Estate Investment Group L.P (“Tyrus”)

(xii)	IRSA, Inversiones y Representaciones Sociedad Anónima, a stock corporation organized under the laws of the Republic of Argentina (“IRSA”), and

(xiii)	Real Estate Investment Group L.P., a limited partnership organized under the laws of Bermuda (“REIG”, together with Elsztain, IFIS, IFISA, Cresud, Agrology, CAM, CVC Cayman, CVC Uruguay Agroinvestment, Dolphin, IBOSA, REIG, IRSA and Tyrus, the “Reporting Persons”).

CUSIP No. 427825104	Page 17 of 30 Pages

Elsztain’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; IFIS’ principal offices are located at Washington Mall West, 2nd Floor; 7 Reid Street, Hamilton HM 11, Bermuda; IFISA’s principal offices are located at Ruta 8, 17,500, Edificio @3, local 003, CP 91609, Montevideo, Republic of Uruguay; Cresud’s principal offices are located at Moreno 877, 23rd Floor, (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina; Agrology’s principal offices are located at Moreno 877, 21st floor (C1091AAQ), Buenos Aires, Argentina; CAM’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; CVC Cayman’s principal offices are located at Regatta Office Park, P.O. Box 31106, SMB, Grand Cayman, Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8, 17,500, Edificio @3, local 003, CP 91609 Montevideo, of the Republic of Uruguay; Agroinvestment’s principal offices are located at Colonia 810, Of. 803, CP 11000, Montevideo, Republic of Uruguay; Dolphin’s principal offices are located at Chamberlain Fund Services Limited (Manager) Chamberlain Fund Services Ltd. 3rd Floor, 54-62 Athol Street, Douglas, Isle of Man IM1 1JE; IBOSA’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; REIG principal offices are located at Claredon House 2, Church Street, Hamilton HM CX, Bermuda, IRSA’s principal offices are located at Bolivar 108, 1st Floor, Buenos Aires, Argentina, and Tyrus’ principal offices are located at Colonia 810, Of. 403, CP 11000, Montevideo, Republic of Uruguay. Due to the fact that Mr. Elsztain may be deemed the beneficial owner of each of the Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power.

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Considerations

As of August 4, 2009, the HHT’s common shares beneficially owned by the Reporting Persons consisted of 11,909,587 Common Shares, representing 19.68% of HHT’s outstanding Class A Common Shares (based on the number of shares outstanding as of June 30, 2009).

The funds used to purchase the Common Shares were derived from working capital and capital contributions made by affiliates.

Item 4.	Purpose of Transaction.

Since March 3, 2009, the Reporting Persons have acquired 644,041 Common Shares in the open market, representing 1.17% of HHT’s outstanding share capital.

Additionally, on August 4, 2009, the Reporting Persons have acquired 5,700,000 Common Shares through the execution of a stock purchase agreement and an option to purchase up to 5,700,000 additional Common Shares. For more information, please see Item 6 below.

Neither the Reporting Persons nor, to their knowledge, any person named in Schedule A, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 427825104	Page 18 of 30 Pages

Item 5.	Interests in Securities of the Issuer

(a)	As of August 4, 2009, the Reporting Persons beneficially owned 11,909,587 Common Shares, representing 19.68 % of its outstanding Class A Common Shares including 5,700,000 Common Shares issuable to the Reporting Persons pursuant to an option exercisable at any time on or before August 4, 2014.

The following is a description of the Reporting Persons’ beneficial ownership of HHT’s outstanding stock as August 4, 2009:

Shareholder	Number of Common Shares Currently Owned	% of Currently Outstanding Common Shares
Reporting Persons	11,909,587	19.68%
Total HHT Outstanding Shares(1)	60,529,932	100%

(1)	The number of total shares outstanding assumes that the option granted to REIG is fully exercised and no other securities exercisable or convertible into Class A Common Shares are exercised or converted.

(i)	Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, Dolphin, CAM, CVC Uruguay, CVC Cayman, Agroinvestment, IRSA and Tyrus, except for Agrology, a company 97% of Cresud, IBOSA, a company 100% of IRSA and REIG, a company in which Tyrus (a company wholly owned by IRSA) is the General Partner.

(ii)	Elsztain is the beneficial owner of 37.81 % of IFIS, including: (a) 15.99% owned indirectly through Agroinvestment, (b) 11.05% owned indirectly through CVC Uruguay, (c) 10.65 % owned indirectly through Dolphin and (d) 2.08% owned indirectly through CVC Cayman. Elsztain owns 85.0% of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman. None of these companies own directly HHT’s Common Shares.

(iii)	CVC Cayman serves as the Investment Manager of Dolphin and IFIS.

(iv)	IFIS is the direct owner of 100% of the common shares of IFISA.

(v)	IFISA directly owns 0.42% of IRSA’s outstanding stock and 34.78 % of Cresud’s shares on a fully diluted basis. IFISA does not directly own HHT’s Common Shares.

(vi)	Cresud directly owns 50.23% of IRSA’s common shares. Cresud does not directly own HHT’s Common Shares.

(vii)	Agrology directly owns 6.89% of IRSA’s outstanding stock. Agrology does not directly own HHT’s Common Shares.

(viii)	IRSA owns 100% of IBOSA’s capital stock, 100% of Tyrus’ capital stock and 318,887 Common Shares of HHT.

(ix)	IBOSA owns 190,700 Common Shares of HHT.

(x)	Tyrus serves as general Partner of REIG.

(xi)	REIG owns 5,700,000 Common Shares of HHT and has the option to purchase up to 5,700,000 Common Shares of HHT.

CUSIP No. 427825104	Page 19 of 30 Pages

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of HHT’s outstanding stock as of August 4, 2009:

CUSIP No. 427825104	Page 20 of 30 Pages

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 11,909,587 Common Shares, representing 19.68% of the issued and outstanding common shares of HHT, as of August 4, 2009.

(c)	Item 5(a) is incorporated herein by reference.

(d)	Transactions by the Reporting Persons or other persons named in Schedule A, attached hereto, in HHT’s common shares that were effected during the transaction period are listed on Annex I.

(d)-(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Purchase Agreement; Sale of Common Shares: On August 4, 2009, HHT and Hersha Hospitality Limited Partnership, L.P. (the “Operating Partnership”) entered into a Purchase Agreement (the “Purchase Agreement”) with Real Estate Investment Group L.P., a Bermuda limited partnership (“REIG”), pursuant to which the Company sold 5,700,000 shares (the “Primary Shares”) of the Company’s Class A common shares of beneficial interest to REIG at a price of $2.50 per share.

The Declaration of Trust of the Company prohibits beneficial or constructive ownership by any person of more than 9.9% in value of any class of stock of the Company (the “Ownership Limit”). The Company has agreed to waive the Ownership Limit applicable to REIG in connection with the transactions contemplated by the Purchase Agreement in accordance with the provisions in the Declaration of Trust of the Company that permit such a waiver provided that REIG does not beneficially or constructively own more than 24% of the Common Shares of the Company.

The Purchase Agreement is attached to HHT’s Current Report on Form 8-K, which HHT filed with the Securities and Exchange Commission on August 6, 2009, as Exhibit 10.1 and is incorporated in this Schedule 13D by this reference.

Investor Rights and Option Agreement: In connection with the Purchase Agreement, the Company also entered into an Investor Rights and Option Agreement (the “Investor Rights and Option Agreement”) with REIG and IRSA pursuant to which the Company granted REIG the option (the “Option”) to buy up to an additional 5,700,000 Class A common shares (the “Option Shares”) at a price of $3.00 per share (the “Option Price”). The Option is exercisable at any time prior to August 4, 2014. If at any time after August 4, 2011 the closing price for the Company’s Class A common shares on the New York Stock Exchange exceeds $5.00 for 20 consecutive trading days, the Company may call in and cancel the Option (the “Call Option”) in exchange for the issuance to REIG of Class A common shares with an aggregate value equal to the volume weighted average price per Class A common share for the 20 trading days prior to the exercise of the Call Option, less the Option Price, multiplied by the number of Class A common shares remaining under the Option. The Investor Rights and Option Agreement also grants REIG certain preemptive rights to participate in future issuances of equity securities by the Company for so long as REIG beneficially owns at least 5% of the outstanding Class A common shares of the Company.

The Investor Rights and Option Agreement is attached to HHT’s Current Report on Form 8-K , which HHT filed with the Securities and Exchange Commission on August 6, 2009, as Exhibit 10.2 and is incorporated in this Schedule 13D by this reference.

Registration Rights Agreement: Also in connection with the Purchase Agreement, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with REIG and IRSA. The Registration Rights Agreement requires the Company to register on Form S-3 by December 1, 2009 the Primary Shares and the Option Shares issuable upon exercise of the Option. The Registration Rights Agreement also grants REIG the right to participate in certain future underwritten offerings of securities by the Company.

The Registration Rights Agreement is attached to HHT’s Current Report on Form 8-K , which HHT filed with the Securities and Exchange Commission on August 6, 2009, as Exhibit 10.3 and is incorporated in this Schedule 13D by this reference.

Trustee Designation Agreement: In connection with the other transactions described in this Current Report, the Company entered into a Trustee Designation Agreement (the “Trustee Designation Agreement”) with REIG and IRSA pursuant to which the Company will appoint Eduardo S. Elsztain, Chairman of IRSA, to the Board of Trustees of the Company (the “Board of Trustees”) as a Class II trustee. The Trustee Designation Agreement also permits IRSA to designate one of two non-voting observers to attend any meeting of the Board of Trustees if Mr. Elsztain is unable to attend. For so long as REIG beneficially owns at least 10% of the outstanding Class A common shares of the Company, the Company has agreed to recommend to the shareholders the election of Mr. Elsztain or a qualified replacement to the Board of Trustees.

The Trustee Designation Agreement is attached to HTT’s Current Report on Form 8-K, which HHT filed with the Securities and Exchange Commission on August 6, 2009, as Exhibit 10.4 and is incorporated herein by this reference.

Each of the foregoing summaries in this Item 7 is qualified in its entirety by reference to the full agreements, each of which is incorporated herein by reference to HHT’s Current Report on Form 8-K , which was filed with the Securities and Exchange Commission on August 6, 2009.

Item 7.	Material to be filed as Exhibits

Exhibit No.	Description

10.1	Purchase Agreement, dated August 4, 2009, by and among Hersha Hospitality Trust, Hersha Hospitality Limited Partnership and Real Estate Investment Group L.P. (incorporated by reference to HHT’s Current Report on Form 8-K, which was filed by HHT with the Securities and Exchange Commission on August 6, 2009).

10.2	Investor Rights and Option Agreement, dated August 4, 2009, by and among Hersha Hospitality Trust, Real Estate Investment Group L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated by reference to HHT’s Current Report on Form 8-K, which was filed by HHT with the Securities and Exchange Commission on August 6, 2009).

10.3	Registration Rights Agreement, dated August 4, 2009, by and among Hersha Hospitality Trust, Real Estate Investment Group L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated by reference to HHT’s Current Report on Form 8-K, which was filed by HHT with the Securities and Exchange Commission on August 6, 2009).

10.4	Trustee Designation Agreement, dated July [31], 2009, by and among Hersha Hospitality Trust, Real Estate Investment Group L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated by reference to HHT’s Current Report on Form 8-K, which was filed by HHT with the Securities and Exchange Commission on August 6, 2009).

CUSIP No. 427825104	Page 21 of 30 Pages

Schedule A

Eduardo S. Elsztain

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	4.	Mariana Renata Carmona de Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

2.	Saul Zang Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	5.	Alejandro Gustavo Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

3.	Joseph Steinberg Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of the United States

Directors of Consultores Venture Capital Uruguay

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay

2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay

CUSIP No. 427825104	Page 22 of 30 Pages

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Oscar Bergotto Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director Regatta Office Park, P.O. Box 31106, SMB, Grand Cayman, Cayman Citizen of Argentina

2.	Saul Zang Director Regatta Office Park, P.O. Box 31106, SMB, Grand Cayman, Cayman Citizen of Argentina

Directors of Dolphin Fund PLC

1.	Eduardo Sergio Elsztain (Chairman) 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina	4.	Saul Zang 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina

2.	Gary Gladstein 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of USA	5.	Mario Blejer 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Argentina

CUSIP No. 427825104	Page 23 of 30 Pages

3.	Elizabeth Tansell 3rd Floor, Exchange House 54-62 Athol Street Douglas - Isle of Man IM1 1JD Citizen of Isle of Man	6.

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Argentina	4.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Colonia 810, Of. 803 (11000) Montevideo Citizen of Uruguay

2.	Mariana Renata Carmona de Elsztain Director Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel E. Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 427825104	Page 24 of 30 Pages

2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Alejandro Casaretto Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Juan Carlos Quintana Terán Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

8.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 427825104	Page 25 of 30 Pages

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Gabriel Blasi Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Alejandro Casaretto Regional Manager of Agricultural Real Estate Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Bartolomé Chief Executive Officer of the Argentine Operation Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	6.	Carlos Blousson Chief Executive Officer of the International Operation (Paraguay, Bolivia and Uruguay) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Agrology S.A.

1.	Alejandro G. Elsztain Chairman of the Board Moreno 877, 21st floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Gastón A. Lernoud Director Moreno 877, 21st floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Moreno 877, 2st floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Mauricio Wior Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 427825104	Page 26 of 30 Pages

2.	Saul Zang Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Mario Blejer Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Ricardo Liberman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Oscar P Bergotto Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Gabriel A. Reznik Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Salvador D. Bergel Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Carlos Ricardo Estevez Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	16.	Juan C. Quintana Terán Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	17.	Emilio Cárdenas Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

8.	Marcos Moisés Fishman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	18.	Enrique Antonini Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 427825104	Page 27 of 30 Pages

9.	Fernando Rubín Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	19.	Daniel R. Elsztain Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

10.	Gary S. Gladstein Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of USA

Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Jorge Cruces Chief Real Estate Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Gabriel Blasi Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Daniel R. Elsztain Chief Real Estate Business Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	David Alberto Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Inversora Bolívar S.A.

1.	Fernando Adrián Elsztain Chairman of the Board Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Saul Zang Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Alejandro Gustavo Elsztain Vice Chairman of the Board Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Gastón A. Lernoud Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 427825104	Page 28 of 30 Pages

3.	Oscar Bergotto Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	6.	David Alberto Perednik Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Tyrus S.A.

3.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

4.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina

CUSIP No. 427825104	Page 29 of 30 Pages

Transactions by the Reporting Persons or persons named in Schedule A in Shares that were effected during the last 60 days

Annex 1

IRSA’s transactions in HHT Shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Sell	6/12/2009	34,054	$2.9548	NASDAQ

CUSIP No. 427825104	Page 30 of 30 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: August 14, 2009

Eduardo S. Elsztain		Consultores Assets Management S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Venture Capital Limited

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Inversiones Financieras del Sur S.A.		Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

		By:	/S/ Saúl Zang
		Name:	Saúl Zang
		Title:	Attorney at Law

Consultores Venture Capital Uruguay		Agrology S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Alejandro G. Elsztain
Name:	Eduardo S. Elsztain	Name:	Alejandro G. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Tyrus S.A.		Agroinvestment S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Real Estate Investment Group L.P.		Inversora Bolívar S.A.

By:	Tyrus S.A., its general partner	By:	/S/ Fernando Adrián Elsztain
By:	/S/ Eduardo S. Elsztain	Name:	Fernando Adrián Elsztain
Name:	Eduardo S. Elsztain	Title:	Chairman of the Board
Title:	Chairman of the Board

Dolphin Fund PLC		IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board